

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2017

David A. Giljohann, Ph.D.
Chief Executive Officer
Exicure, Inc.
8045 Lamon Avenue, Suite 410
Skokie, IL 60077

> **Re: Exicure, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 28, 2017**
> **File No. 333-221791**

Dear Dr. Giljohann:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please provide us your analysis as to why each of the selling shareholders who received your shares in the Merger or Private Placement should not be deemed underwriters pursuant to Securities Act Rule 145(c). To the extent they are, please name them as underwriters and revise to clarify that the price at which they are offering their shares will remain fixed for the duration of the offering. If they are not, please provide us a basis for your conclusion, including a discussion of whether such selling shareholders were a party to or an affiliate of a party to the business combination transaction discussed in this prospectus. Refer to Section II.G of Securities Act Release 33-8869 (2007).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at (202) 551-6761 or Suzanne Hayes at (202) 551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Sam Zucker